January 20, 2006

John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Highbury Financial Inc.
Amendment No. 7 to Registration Statement
Filed on January 20, 2006
File No. 333-127272
(the “Registration Statement”)

Via EDGAR and Hand Delivery

Dear Mr. Reynolds,

We are writing on behalf of Highbury Financial Inc. (the “Company”) to bring the following developments, which are disclosed in Amendment No. 7 to the Company’s Registration Statement which is being filed with the U.S. Securities and Exchange Commission (the “Commission”) concurrently herewith, to the Staff’s attention:

•
Increase in size of the offering. The number of units offered to the public has increased from 5,833,333 units to 6,733,333 units. Consequently, the total expected gross proceeds from the offering have increased from $34,999,998 to $40,399,998. This increase is disclosed throughout the prospectus. The Company has remitted the increased amount of its registration fee to the Commission prior to the filing of Amendment No. 7.

•
Issuance of a stock dividend. A stock dividend was declared by the Company as of January 13, 2006, at the rate of 0.15 of a share of the Company’s common stock per each outstanding share of common stock, to maintain the existing stockholders' ownership after the public offering at 20% (excluding the shares in the units the existing stockholders are purchasing in the private placement).

•
Decrease in underwriting discount and non-accountable expense allowance, etc.  The total underwriting discount (including non-accountable expense allowance) has been decreased from $0.48 per unit to $0.41 per unit. The maximum non-accountable expense allowance payable to the underwriters in the event the Company completes an initial business combination has been reduced from $700,000 to $673,333. The reduction in the non-accountable expense allowance per share of common stock that is converted to cash at the time of an initial business combination has decreased from approximately $0.15 per converted share to approximately $0.12 per converted share. Finally, the number of units issuable upon exercise of the underwriters’ purchase option has been increased from 291,666 to 336,667.

Thank you for your prompt attention to Amendment No. 7 to the Registration Statement. Should you have any questions or comments with respect to this filing, please call me at (212) 705-7207 or Floyd Wittlin at (212) 705-7466.

Sincerely,

/s/ Ann F. Chamberlain

Ann F. Chamberlain

cc:	Duc Dang (Securities and Exchange Commission)
Richard S. Foote (Highbury Financial Inc.)
Kenneth L. Guernsey (Cooley Godward LLP)
Gian-Michele a Marca (Cooley Godward LLP)
Darren DeStefano (Cooley Godward LLP)
Floyd I. Wittlin (Bingham McCutchen LLP)